

FOR IMMEDIATE RELEASE

MICHAEL J. SCHALL   MARY C. JENSEN
CHIEF FINANCIAL OFFICER   DIRECTOR OF INVESTOR RELATIONS
(650) 849-1600   (650) 849-1656

ESSEX ANNOUNCES CHANGES TO SENIOR MANAGEMENT TEAM
AND APPOINTMENT OF CHIEF FINANCIAL OFFICER

Palo Alto, California – February 14, 2005 – Essex Property Trust, Inc., (NYSE:ESS) a real estate investment trust (REIT) with apartment communities located in targeted West Coast markets, announced today that its Board of Directors has approved several changes to its senior management team.

The following management changes are effective immediately unless otherwise indicated:

- Michael J. Schall has been appointed Senior Executive Vice President and Chief Operating Officer (COO) of the Company, after having served as Essex's Chief Financial Officer for the last 12 years. In his new role as COO, Mr. Schall will oversee property operations, redevelopment, corporate finance, and fund management.

- Effective February 15, 2005, Michael T. Dance will become the Company's Executive Vice President and Chief Financial Officer (CFO). In Mr. Dance's new capacity, he will report to Mr. Schall, and will oversee all accounting and finance related functions for the Company. Mr. Dance is an adjunct Professor for the University of California at Berkeley, HAAS School of Business, and has consulted on SOX 404 compliance and provided litigation support. Michael Dance began his career at KPMG LLP in 1978 and, from 1990 to 2002, was a partner with KPMG LLP, where he worked with clients in the real estate, construction, health care and technology industries. He graduated from California State University, Hayward with a B.A. in Economics and has been an active California CPA since 1980. Dance is a member of the AICPA and California State Society of CPAs.

- Mark J. Mikl has been appointed First Vice President of Asset Management, reporting to Keith R. Guericke, President and Chief Executive Officer. In Mr. Mikl's new capacity, he will be responsible for secured debt financing, the property insurance program as well as creating various "value-added" programs. Mr. Mikl joined Essex in 1994.

- Jo Ann Petrie has been appointed Vice President and Division Manager for all properties operated by Essex in the Northern California and Pacific Northwest regions. Ms. Petrie joined Essex in 1991.

Commenting on the senior management changes, Keith R. Guericke, President and Chief Executive Officer stated, "These changes will expand each executive's management experience, preparing them for key roles in the Company's future. The changes also have the effect of broadening the senior management team, making Essex a stronger and better Company. The changes are in response to the continued growth and success of the Company over its 34-year history, including the last ten years as a top performing public REIT."

Detailed biographies for each of these executives are available upon request.

Essex Property Trust, Inc., located in Palo Alto, California and traded on the New York Stock Exchange (ESS), is a fully integrated real estate investment trust (REIT) that acquires, develops, redevelops, and manages multifamily residential properties in selected West Coast communities. Essex currently has ownership interests in 120 multifamily properties (25,172 units), and has 777 units in various stages of development. Additional information about Essex can be found on the Company's web site at www.essexpropertytrust.com. If you would like to receive future press releases via e-mail-please send a request to investors@essexpropertytrust.com.

This press release has been filed electronically on Form 8-K with the Securities and Exchange Commission and can be accessed on the Company's Web site at www.essexpropertytrust.com. If you are unable to obtain this information via the Web, please contact Essex's Investor Relations Department at (650) 494-3700.

The statements which are not historical facts contained in this release such as the Company's beliefs and expectations regarding the senior executives roles and future within the Company, as well as the Company's future strength and condition as a result of these management changes , are forward looking statements that involve risks and uncertainties which could cause actual results to be different than such forward looking statements including, but not limited to, change in the Company's strategy, the effect of changes in economic conditions, the effect of changes in interest rates and the demand for the Company's securities, the impact of competition and competitive pricing, the results of financing efforts, and other risks detailed in the Company's Securities and Exchange Commission filings. All forward-looking statements and reasons why results may differ included in this press release are made as of the date hereof, and we assume no obligation to update any such forward-looking statement or reason why actual results may differ.

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